FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, April 24, 2019 - GPA [B3: PCAR4; NYSE: CBD] announces its sales performance for 1Q19. The information herein is preliminary, unaudited and subject to review. The information was determined based on consolidated figures and denominated in Brazilian reais, in accordance with Brazilian Corporation Law. Change and growth calculations are in comparison with the same period the previous year, except where stated otherwise. In the financial statements of GPA, on December 31, 2018, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations and hence the comments below do not include Via Varejo’s performance. All comments on same-store sales performance are adjusted for calendar effects.

GPA Food’s Sales Performance in 1Q19

❖        Acceleration in total sales growth to 12.4% despite the unfavorable Easter shift calendar, and continuation of strong same-store sales growth of 7.5%: strong growth at Assaí and consistent sales growth at Multivarejo

❖        Strong customer traffic growth compared to 1Q18, the strongest growth rate of recent periods, supporting market share gains at Assaí and Multivarejo

❖        Robust growth in food e-commerce, reaffirming the leadership in the sector and expanding participation to over 4% of the Pão de Açúcar sales

❖        Consistent progress in digital transformation initiatives in the quarter: launch of James Delivery (last miler) operations in São Paulo; rollout of strategic partnership with Cheftime for stores in São Paulo and Paraná; and 62% growth in downloads of My Discount, with a solid increase in the penetration of loyalty programs.

 (1) To reflect the calendar effect, 1Q19 was increased by 190 bps in GPA Food, with 280 bps in Multivarejo and 80 bps in Assaí.

Assaí: acceleration in gross sales growth in the quarter, to 25.6%, with important gains in customer traffic of 14.8%

▪          Gross revenue reached R$6.9 billion, up R$1.4 billion from 1Q18, led by the accelerated maturation of the new stores in 2018 and by the strong ‘same-store sales’ growth of 10.7%;

▪          Market share share gains of 230 bps with sustainable level of price competitiveness;

▪          Inauguration of Assaí Sezefredo Fagundes in the North region of São Paulo city, which was converted from a hypermarket, bringing the banner’s total number of stores to 145. The expansion of the national footprint continues as Assaí's focus, with the opening of about 20 stores in the year;

▪          Passaí Card: over 100,000 cards issued in the quarter, bringing total cards issued to 720,000. Total penetration reached 5% of sales, exceeding 10% in some stores, reinforcing the strong value proposition for end consumers.

Multivarejo: same-store sales growth of 4.8%, reflecting the portfolio’s better alignment with consumer demand

▪         All banners captured market share gains, led by the Proximity and Hypermarket formats;

▪         Optimization of store portfolio:

o   Pão de Açúcar: the banner already has 26 renovated stores, with 20 under the G7 concept, which account for roughly 25% of sales. These stores have been performing significantly better than the average performance of the banner and helped accelerate the banner’s performance in the quarter.Renovations of another 10 to 15 stores are planned during the year;

o	Extra Super: another 7 stores converted to Mercado Extra, for a total of 30 stores in this format, which together with the 13 Compre Bem stores continue to post strong double-digit sales growth;
o	Other formats:conversion of 1 Extra Hiper into Assaí and of 2 Mini Extra into Minuto Pão de Açúcar.

▪          Private-Label Brands: penetration of 11.6%, with share of sales increasing 140 bps. Considering the food category, approximately 90 new products were launched, for a total of roughly 3,000 SKU in Private-Label Brand portfolio, with plans to launch another 500 new in the year;

▪          Digital Transformation and e-commerce:

o   Food e-commerce: consolidation of leadership in segment in Brazil

▪          Strong growth in the quarter, driven by the expansion of “Express” and “Click & Collect” delivery services, which already are offered at 76 stores under the Pão de Açúcar and Extra banners. At the Extra banner, these services will be expanded during the year to around 40 stores in various Brazilian states;

▪          Launch of James Delivery operations in São Paulo city in April. The Extra Hiper Itaim omnichannel store is being used as a “school store” (shoppers training) to assist with the accelerated national rollout, totaling 10 cities by year-end. James Delivery  was started with the operation bolstered by GPA’s strong regional and national structure, especially in terms of operations and technology;

o   Loyalty Programs: custom solutions and refinement of commercial strategy

▪          Substantial growth in customers registered in loyalty programs, totaling 18.5 million, with sales penetration of around 85% at Pão de Açúcar and 60% at Extra. Over 200 million tickets identified in the last 12 months;

▪          My Discount app downloads set new record: over 8.3 million downloads(*), over 70% of growth from 1Q18. Sales by the monthly active app users accounted for 40% of sales at Pão de Açúcar and for some 20% at Extra. Average monthly spending by app users is twice that of other clients;

(*) net of uninstallations

▪          Innovation: diversified solutions to ensure a better and differentiated shopping experience for users

o   Development of multichannel platform Pão de Açúcar Adega with nationwide coverage, which led online sales in the wine category to double in the quarter, offering a differentiated assortment of 1,200 SKUs of wines, 200 SKUs of spirits and 150 different beer brands;

o   Strategic partnership with Cheftime: rollout of meal kit sales to 25 Pão de Açúcar and 3 Minuto Pão de Açúcar stores in 1Q19, in addition to e-commerce sales. In April, seasonal products were rolled out to all stores in the states of São Paulo and Paraná;

o   Partnership with GetNinjas: Latin America’s leading marketplace for services (housecleaning, renovations, fashion and beauty, technical services, private lessons, etc.), which customers can now order directly via the food e-commerce platform and the apps of the Extra and Pão de Açúcar banners. Valid nationwide;

o   Initiatives to optimize customers’ time in stores, such as:

i.       Pre-scanning, in a pilot program at the Jardim Paulista Pão de Açúcar unit, where employees equipped with a mobile scanner can quickly and easily pre-scan purchases, even in line, and deliver a QR Code for payment, reducing wait times especially at peak times;

ii.      Shop and Go, in which the client can shop in a physical store and request that all products be delivered to their homes within 4 hours, which is still being tested at the Jardim Paulista unit;

iii.     Payment of purchases via app, in a pilot program at the Minuto Pão de Açúcar store in the company’s headquarters, in which clients scan product codes with their smartphones and pay with the app.

o   Continuous development of startup ecosystem with the inauguration of the GPA Foodtech Lab at Cubo in São Paulo, the largest innovation hub in Latin America. Mapping of over 500 startups through Liga Retail, of which over 50 are functioning in various areas of GPA, such as artificial intelligence, image recognition, Internet of Things (IoT) and more;

o   Other initiatives to reduce friction and improve shopping experience, such as “self-checkout” (which accounted for some 15% of tickets at the pilot stores), with other shopping and payment solutions to be launched next quarter.

Performance by Banner

 (*) Includes banners Extra Super, Mercado Extra and Compre Bem.

▪          Extra Hiper posted another quarter of sales growth, with market share gain of 50 bps for the months of January and February. The performance was marked by the “Juntou & Ganhou” and “Festival da Beleza” promotional campaigns and the “Verão da Economia” and “Verãozaço” seasonal activations. Growth in non-food categories remained the highlight.

▪          Sales growth at the Extra Super, Compre Bem and Mercado Extra banners continued to accelerate, to 7.0% (from 3.3% in 3Q18 and 4.7% in 4Q18), which is the highest same-store sales growth of recent years. The improvement mainly reflects the success of the project to convert Extra Super stores into Mercado Extra (30 stores) and Compre Bem (13 stores), which continue to deliver double-digit growth in sales, customer traffic and sales volume.

▪          Pão de Açúcar posted same-store sales growth of 4.6% (vs 2.2% in 4Q18), attesting to the brand’s successful positioning as a reference in unique assortment, high-quality service and operational excellence. The banner’s performance reflects the solid improvement in the performance of stores renovated, which delivered double-digit growth, as well as the success of the campaign “Juntou & Trocou” and the higher penetration of the loyalty and customization tools “My Discount” and “My Rewards”. The quarter also captured market share based on Nielsen figures (data available until February).

▪          The Proximity format continued to post strong same-store sales growth, of 20.0%, maintaining the double-digit growth pace observed since the second half of 2018. The format also delivered growth in sales volume and customer traffic, reflecting the continuous enhancement of commercial initiatives (assortment adjustments and clusterization), the marketing strategies (promotional alignment with Extra and Pão de Açúcar banners) and the stronger focus on private-label brands. As a result, the format captured market share in the proximity segment.

Store portfolio

In the quarter, 1 Assaí store was added through conversion and also 1 drugstore was opened. In addition, 7 conversions of Extra Super into Mercado Extra were concluded, along with 2 conversions of Mini Extra into Minuto Pão de Açúcar.

			Openings by Conversion		Closing to Conversion
	12/31/2018	Openings		Closings		03/31/2019

Assaí	144	-	1	-	-	145
Pão de Açúcar	186	-	-	-	-	186
Extra Hiper	112	-	-	-	-	112
Extra Supermercado	150	-	-	-	-7	143
Mercado Extra	23	-	7	-	-	30
Compre Bem	13	-	-	-	-	13
Mini Extra	156	-	-	-	-2	154
Minuto Pão de Açúcar	79	-	2	-	-	81
Other Business	194	1	-	-	-	195
Gas stations	71	-	-	-	-	71
Drugstores	123	1	-	-	-	124
Total Stores	1,057	1	10	0	-9	1,059

Sales Area ('000 m2 )	1,860					1,863

Net Sales Performance

 (1) To reflect the calendar effect, 1Q19 was increased by 190 bps in GPA Food, with 280 bps in Multivarejo and 80 bps in Assaí.

II. Additional information

Investor Relations Contacts

Telephone: 55 (11) 3886-0421

Fax: 55 (11) 3884-2677

gpa.ri@gpabr.com

www.gpari.com.br

About GPA: GPA is Brazil’s largest food retailer and the second largest company in the Cash & Carry segment, with a distribution network comprising over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it has its head office in the city and operations in 20 Brazilian states and the Federal District. With a strategy of focusing its decisions on customers and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform consisting of brick-and-mortar stores and e-commerce operations, divided into three business units: Multivarejo, which operates the supermarket, hypermarket and Minimercado store formats, as well as fuel stations and drugstores under the Pão de Açúcar, Extra and Compre Bem banners; Assaí, which operates in the cash-and-carry wholesale segment; and Via Varejo’s discontinued operations, with its bricks and mortar electronics and home appliances stores under the Casas Bahia and Pontofrio banners, and the e-commerce segment.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, growth prospects of the Company and market and macroeconomic estimates are merely forecasts and are based on the beliefs, plans and expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and hence are subject to change.

III. Appendix

Company’s Business: The Company’s business is divided into two segments, namely Retail and Cash & Carry, grouped as follows:

Food Segment: Represents the combined results of Multivarejo and Assaí, excluding equity income (loss) from Cdiscount, which is not included in the operating segments reported by the Company.

Compre Bem: Project involving the conversion of stores with the goal of entering a market niche currently occupied by regional supermarkets. The store model is more aligned with consumer needs in the regions where the stores are located, with reinforcement of service level and assortment of perishable categories. Compre Bem is managed independently from the Extra Super banner in order to streamline operational costs, especially logistics and IT.

Mercado Extra: Project that aims to reinvigorate Extra Super by reinforcing the quality of perishables and customer service, with a focus on the B and C income groups. There is no change to the stores’ operating model, which continues to be managed by the Extra banner.

Same-store growth: Same-store growth, as mentioned in this document, is adjusted by the calendar effect in each period.

Growth and Changes: The growth and changes presented in this document refer to variations from the same period last year, except where stated otherwise.

James Delivery (last miler): Multiservice platform of fast orders and deliveries for the most varied products selected by our customers, including restaurants and integrating with our supermarkets and drugstores.

Cheftime: Pioneering startup in the Foodtech segment, offering online subscription services and sales of gastronomic kits.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 24, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.